UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Viela Bio Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number)

October 2, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 926613100

1.	Name of Reporting Person AstraZeneca PLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,650,334 shares(1)

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 14,650,334 shares(2)

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,650,334 shares(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 28.7%(4)

12.	Type of Reporting Person (See Instructions) CO

(1)  Represents shares directly held by AstraZeneca UK Limited, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca UK Limited may each be deemed to have sole voting and dispositive power over the shares.

(2)  See footnote 1.

(3)  See footnote 1.

(4)  The percentage ownership was calculated based on 50,962,060 shares of the issuer’s common stock outstanding as of November 14, 2019, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019.

CUSIP No. 926613100

1.	Name of Reporting Person AstraZeneca UK Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,650,334 shares(5)

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 14,650,334 shares(6)

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,650,334 shares(7)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 28.7%(8)

12.	Type of Reporting Person (See Instructions) CO

(5)  See footnote 1.

(6)  See footnote 1.

(7)  See footnote 1.

(8)  See footnote 4.

Item 1.
	(a)	Name of Issuer Viela Bio, Inc.
	(b)	Address of Issuer’s Principal Executive Offices One MedImmune Way, First Floor, Area Two Gaithersburg, Maryland 20878

Item 2.
	(a)	Name of Person Filing See response to 2(c)
	(b)	Address of Principal Business Office or, if none, Residence See response to 2(c)
(c)

Citizenship
This statement is filed on behalf of:

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

Citizenship: United Kingdom

AstraZeneca UK Limited

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

Citizenship: United Kingdom

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 926613100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 14,650,334 shares
(b)

Percent of class:

28.7%. The percentage stated herein is based on 50,962,060 shares of the issuer’s common stock outstanding as of November 14 2019, as reported in the Form 10-Q filed with the SEC on November 14, 2019.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: AstraZeneca PLC: 14,650,334 shares AstraZeneca UK Limited: 14,650,334 shares
(ii) Shared power to vote or to direct the vote: AstraZeneca PLC: 0 shares AstraZeneca UK Limited: 0 shares
(iii) Sole power to dispose or to direct the disposition of: AstraZeneca PLC: 14,650,334 shares AstraZeneca UK Limited: 14,650,334 shares
(iv) Shared power to dispose or to direct the disposition of: AstraZeneca PLC: 0 shares AstraZeneca UK Limited: 0 shares

AstraZeneca UK Limited, a wholly owned subsidiary of AstraZeneca PLC, is the direct record holder of all 14,650,334 shares reported herein. Each of AstraZeneca UK Limited and AstraZeneca PLC may be deemed to have sole voting and dispositive power with respect to such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Material Filed as Exhibits

Exhibit 99                                     Joint Filing Agreement between AstraZeneca PLC and AstraZeneca UK Limited

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 30, 2020

AstraZeneca PLC

/s/ Adrian Kemp
Signature

Adrian Kemp, Company Secretary
Name/Title

AstraZeneca UK Limited

/s/ Adrian Kemp
Signature

Adrian Kemp, Company Secretary
Name/Title

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).